Exhibit 16.1

August 22, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs/Madams:

We have read Item 4.01 of GAIN Capital Holdings, Inc. Form 8-K dated August 16, 2016, and have the following comments:

1.
We agree with the statements made in the Item 4.01(a), except we have no basis on which to agree or disagree with the date of the dismissal of BDO LLP in the first paragraph, the fifth paragraph, or whether BDO LLP was provided a copy of the Form 8-K, as noted in the sixth paragraph.

2.	We have no basis on which to agree or disagree with the statements made in Item 4.01(b).

Yours truly,

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP